INVESTMENT MANAGERS SERIES TRUST

THIRD AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION AGREEMENT

THIS THIRD AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is dated as of December 6, 2018 by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (each, a “Fund” and collectively, the “Funds”), and the investment advisor of the Funds, 361 Capital, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated December 21, 2010 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

  WHEREAS, the Trust and Advisor have previously entered into a Second Amended and Restated Operating Expenses Limitation Agreement (the “Prior Agreement”), pursuant to which the Advisor has limited the Operating Expenses (as defined in Paragraph 2 of this Agreement) of each Fund (or as applicable each class of each Fund set forth in Appendix A (each a “Class”)) for certain periods; and

  WHEREAS, the Advisor desires to amend and restate the Prior Agreement to (i) exclude Rule 12b-1 fees and shareholder service fees from the term “Operating Expenses” as defined under Paragraph 2 of this Agreement with respect to the 361 Global Long/Short Equity Fund, the 361 Domestic Long/Short Equity Fund, the 361 Global Equity Absolute Return Fund, and the 361 U.S. Small Cap Equity Fund and (ii) establish Fund-level expense limits (rather than Class-level expense limits) for those Funds;

NOW THEREFORE, in consideration of the mutual premises and covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the Prior Agreement is hereby amended and restated in full as follows:

1.	Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit each Fund’s (or Class’, as applicable) current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s (or Class’, as applicable) average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses for a Fund (or Class, as applicable), as accrued each month, exceed the Fund’s (or Class’, as applicable) Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to each Fund and each Class of shares thereof:

a.	With respect to the 361 Managed Futures Strategy Fund, the 361 Global Managed Futures Strategy Fund, and the 361 Macro Opportunity Fund, the term “Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees, any shareholder service fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend or interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b.	With respect to the 361 Global Long/Short Equity Fund, the 361 Domestic Long/Short Equity Fund, the 361 Global Equity Absolute Return Fund, and the 361 U.S. Small Cap Equity Fund, the term “Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement and other expenses described in the Investment Advisory Agreement, but does not include Rule 12b-1 fees, shareholder service fees, taxes, leverage interest, brokerage commissions, dividend or interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

c.	For each Fund, the term “Expense Limitation Period” is defined as the period of time commencing on the date the Effective Date (as defined in Paragraph 4 herein) and ending at the end of the fourth (4th) month following the Fund’s fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.	Reimbursement of Fees and Expenses. Except for the 361 Global Equity Absolute Return Fund, any payments to a Fund by the Advisor (with respect to a Class, as applicable) (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund (or Class, as applicable) to the Advisor for a period ending three (3) full fiscal years after the date of the Subsidy, if so requested by the Advisor. With respect to the 361 Global Equity Absolute Return Fund, any payments to the Fund by the Advisor (with respect to a Class, as applicable) (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund (or Class, as applicable) to the Advisor for a period ending three years after the date of the Subsidy, if so requested by the Advisor. The reimbursement may be requested from a Fund (or Class, as applicable) if the aggregate amount of the Fund’s (or Class’) Operating Expenses for the fiscal year in which the request for reimbursement is made, taking into account the reimbursement, does not exceed the Annual Limit in place at the time of the Subsidy or the current limitation on the Fund’s or (Class’) Operating Expenses, if less. In no case will the reimbursement amount exceed the total amount of Subsidies made by the Advisor with respect to a Fund (or Class, as applicable) pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed. No reimbursement may be paid prior to a Fund’s payment of current Operating Expenses. Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated. In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.	Term. This Agreement shall become effective with respect to each Fund (or Class, as applicable), on the date specified in Appendix A (the “Effective Date”) and shall remain in effect through the end of the Fund’s Expense Limitation Period, and shall automatically renew for an additional one year period following the end of the Fund’s Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.	Termination. This Agreement may be terminated at any time with respect to any Fund or Class, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may be terminated by the Advisor with respect to any Fund or Class, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST	361 CAPITAL, LLC

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A

Fund (and Class, as applicable)	Annual Operating Expenses Limit	Effective Date
361 Domestic Long/Short Equity Fund (all classes)	1.39%	12/31/2018

361 Global Managed Futures Strategy Fund
Investor Class	1.99%	07/01/2016
Class I	1.74%	07/01/2016

361 Global Long/Short Equity Fund (all classes)	1.39%	12/31/2018

361 Macro Opportunity Fund
Investor Class	2.15%	06/30/2014
Class I	1.90%	06/30/2014

361 Managed Futures Strategy Fund
Investor Class	2.24%	02/01/2013
Class I	1.99%	02/01/2013

361 U.S. Small Cap Equity Fund (all classes)	0.84%	12/31/2018

361 Global Equity Absolute Return Fund (all classes)	1.20%	12/31/2018

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